Filed by IGEN International, Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by IGEN and IGEN Integrated Healthcare, LLC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by IGEN and IGEN Integrated Healthcare, LLC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877, (301) 869-9800, Attention:
Secretary.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the foregoing information. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


Subject Company: IGEN International, Inc.
Commission File No.: 000-23252

FOR IMMEDIATE RELEASE

CONTACTS:
George Migausky                    Jonathan Fassberg (investors)
IGEN International                 The Trout Group
(301) 869-9800, ext. 2013          (212) 477-9007, ext. 16

Paul Caminiti or Andrew Cole (media)
Citigate Sard Verbinnen
(212) 687-8080


                       IGEN REPORTS FIRST QUARTER RESULTS

GAITHERSBURG, MD, July 30, 2003 -- IGEN International, Inc. (Nasdaq: IGEN) reported today that its revenues for the first quarter ended June 30, 2003, increased 42% to $17.1 million, compared to $12.0 million in the same period last year. The increase in revenues was driven by product sales and royalty income. Product sales increased 51% to $5.4 million for the quarter and royalty income increased 43% to $11.6 million for the same period. Product sales reflect growth fueled by sales of the Company's biodefense testing products for Homeland Security and biodefense initiatives, as well as growth in the life sciences business. The growth in royalty income was driven primarily from increased sales by Roche Diagnostics of products based on the Company's ORIGEN(R) technology.

Product costs were $2.6 million for the current quarter compared to $1.3 million in the prior year's period. The increased product costs, as a percentage of product sales, were primarily attributable to third party leasing costs incurred by the Company related to instruments being used by Physician's Office Laboratory customers, which were previously paid by Roche and costs incurred by the Company in connection with the recent launch of its new M-SERIES(R) 384 instrument and upgraded detection modules for life science customers.

Research and development expenses decreased 5% to $5.5 million for the quarter from $5.8 million in the prior year's first quarter. Selling, general, and administrative expenses were $6.1 million in the first quarter, versus $5.9 million in the prior year's first quarter. This increase was primarily attributable to higher insurance costs and outside professional fees.

Costs related to IGEN's litigation with Roche increased to $3.6 million in the quarter compared to $1.1 million for the same period in fiscal 2002. The increase in litigation related expenses reflects costs incurred related to the appellate phase of the Roche litigation, patent infringement actions prepared by the Company against Roche and advisors fees associated with settlement discussions with Roche, including discussions related to the announced transaction described below.

Costs incurred by the Company for MSD joint venture activities, as recorded in "Equity in Loss Affiliate", were $5.2 million in the quarter ended June 30, 2003 compared to $4.4 million for the prior year. These costs are part of the budget for MSD previously approved by an independent committee of IGEN's Board of Directors.

For quarter ended June 30, 2003, the net loss decreased to $7.2 million ($0.30 per common share), compared to $7.4 million ($0.33 per common share) in the prior year's first quarter.

IGEN announced on July 24, 2003 that it had reached definitive agreements to resolve its long-running dispute with Roche on the rights to ORIGEN. The transaction will enable both companies to independently maximize the value of their respective technology assets and businesses.

Under the terms of the agreements, Roche will acquire IGEN, thereby securing rights to ORIGEN technology used in its Elecsys(R) diagnostics product line. For each IGEN share, IGEN shareholders will receive $47.25 in cash and one share of a newly formed public company to be spun off by IGEN in a fully taxable transaction. IGEN has 26.7 million fully diluted outstanding shares. The new company, which will be 100% owned by IGEN shareholders, will own ORIGEN technology, assume certain ongoing IGEN businesses and is expected to have approximately $155 million in working capital. This working capital will be provided primarily by Roche as part of the transaction, in addition to the $47.25 per share cash payment to be made to IGEN shareholders.

Upon completion of the acquisition, the new company to be spun-off by IGEN to its shareholders will hold IGEN's patents and assume its biodefense, life science and industrial businesses, as well as opportunities in the clinical diagnostics field. The new company will also hold IGEN's interests in the Meso Scale Diagnostics ("MSD") joint venture. The new company will be able to address the entire clinical diagnostic market, including the hospital, blood bank and reference lab markets that were previously exclusively held by Roche. The new company will also receive rights to certain improvements relating to Roche's Elecsys product line and royalty-bearing licenses to PCR, a nucleic acid amplification technology, for use in most fields. The new company, which will be named prior to closing the transaction, will be managed by IGEN's current management team and headquartered in Gaithersburg, Maryland. It is expected that the new company's shares will be listed on Nasdaq upon completion of the spin-off.

As part of the agreement, Roche has paid IGEN $18.6 million for compensatory damages as confirmed on July 9, 2003 by the U.S. Court of Appeals for the Fourth Circuit and the royalties owed to IGEN for the quarter ended June 30, 2003. Effective immediately, there will be no further royalties owed to IGEN, and Roche will pay a fixed fee of $5 million per month to IGEN for the use of ORIGEN technology pending completion of the transaction. As part of the transaction, the MSD joint venture agreement will expire although many of the new company's licenses and other arrangements with MSD and MST will continue in accordance with the existing terms with the new company standing in IGEN's place. Following the closing, the new company will make a final capital contribution of $37.5 million to MSD. Samuel J. Wohlstadter IGEN's Chairman and Chief Executive Officer will provide the portion of this contribution over $30 million through the purchase of a new series of preferred stock.

IGEN will host a conference call today at 4:30 p.m. EDT to discuss first quarter results and the transaction agreements with Roche. To participate in the conference call, dial 1-800-640-7899 (United States) or 1-212-346-6450 (international) ten minutes before the starting time. A replay will be available for 48 hours at 1-800-633-8284 and 1-402-977-9140. The reservation number is 21155706. Both the live call and the replay will be webcast at www.igen.com.

IGEN develops and markets biological detection systems based on its proprietary ORIGEN technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. ORIGEN-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed globally by IGEN and its licensees and/or distributors. IGEN is based in Gaithersburg, Maryland with offices in San Diego, California and Witney, England. IGEN and ORIGEN are registered trademarks of IGEN International, Inc. More information about the company can be found at http://www.igen.com .

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by IGEN and IGEN Integrated Healthcare, LLC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by IGEN and IGEN Integrated Healthcare, LLC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877, (301) 869-9800, Attention:
Secretary.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the foregoing information. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about revenue growth, market acceptance of new products, business operations, Roche litigation and transaction, trends and changes in financial or operational performance, technology or product plans, revenue growth and prospective new licensing or business agreements. Actual results might differ materially from these statements due to risks and uncertainties, including those associated with competitive products, market acceptance of products, market conditions, our ability to develop and introduce new or enhanced products, our ability to enter into new collaborations, our ability to develop our manufacturing, selling, marketing and distribution capabilities, protection and validity of patent and other intellectual property rights and our ability to enforce those rights. More complete descriptions of the risks applicable to IGEN appear in the Company's documents filed with the Securities and Exchange Commission and are available on request for the Company. IGEN disclaims any intent or obligation to update these forward-looking statements.



                           (Financial data follows.)

                                              IGEN International, Inc.
                                              Statements of Operations
                                       (In thousands, except per share data)
                                                    (Unaudited)



                                                                   Three months ended June 30,

                                                                  2003                      2002

Revenues:
Royalty income                                                 $ 11,558                  $  8,107
Product sales                                                     5,419                     3,592
Contract fees                                                        89                       300
                                                               --------                  --------
                                                                 17,066                    11,999
                                                               --------                  --------
Operation costs and expenses:
Product costs                                                     2,643                     1,332
Research and development                                          5,476                     5,768
Selling, general and administrative                               6,113                     5,934
Litigation related costs                                          3,599                     1,141
                                                               --------                  --------
                                                                 17,831                    14,175
                                                               --------                  --------

Loss from operations                                               (765)                   (2,176)

Interest expense, net                                            (1,234)                     (763)

Equity in loss of affiliate                                      (5,230)                   (4,423)
                                                               --------                  --------

Net loss                                                         (7,229)                   (7,362)

Preferred dividends                                                   -                      (198)
                                                               --------                  --------

Net loss attributed to common shareholders                     $ (7,229)                 $ (7,560)
                                                               ========                  ========

Basic and diluted net loss per share                           $   0.30                  $   0.33
                                                               ========                  ========

Shares used in computing loss per share                          23,760                    23,171
                                                               ========                  ========


                                                 Summary Consolidated Balance Sheet Data
                                                             (In thousands)
                                                     June 30, 2003         March 31, 2003
                                                      (Unaudited)
Assets:
Cash and short-term investments                        $22,306                   $34,245
Other current assets                                    23,088                    22,799
Capital and noncurrent assets                           23,837                    18,222
                                                       -------                   -------
Total                                                  $69,231                   $75,266
                                                       =======                   =======

Liabilities and stockholders' equity:
Current liabilities                                    $19,783                   $18,089
Noncurrent liabilities                                  43,395                    44,436
Stockholders' equity                                     6,053                    12,741
                                                       -------                   -------
Total                                                  $69,231                   $75,266
                                                       =======                   =======
